Prospectus Supplement
(To Prospectus Dated January 31, 1996)
200,000 MEDS sm
(Mandatorily Exchangeable Debt Securities sm)
J.P. Morgan & Co. Incorporated
4.50% Exchangeable Notes Due February 27, 1998
(Subject to Exchange into Shares of Common Stock, Par Value $1.00 Per Share, of Gannett Co., Inc.)

The initial principal amount of each of the 4.50% Exchangeable Notes Due February 27, 1998 (each, a "MEDS"), of J.P. Morgan & Co. Incorporated ("J.P. Morgan") being offered hereby will be $66.125 (the "Initial Price"). The Initial Price is the last sale price of the Common Stock, par value $1.00 per share (the "Gannett Common Stock"), of Gannett Co., Inc. ("Gannett"), on February 20, 1996, as reported on the New York Stock Exchange (the "NYSE"). The MEDS will mature on February 27, 1998. Interest on the MEDS, at the rate of 4.50% of the Initial Price per annum, is payable quarterly on each February 27, May 27, August 27 and November 27, beginning May 27, 1996. MEDS are not subject to redemption or any sinking fund prior to maturity.

At maturity (including as a result of acceleration), the principal amount of each MEDS will be mandatorily exchanged by J.P. Morgan into a number of shares of Gannett Common Stock (or, at J.P. Morgan's option, cash with an equal value) at the Exchange Rate. The Exchange Rate is equal to, subject to certain adjustments, (a) if the Maturity Price per share of Gannett Common Stock is greater than or equal to $74.89 (the "Threshold Appreciation Price"), 0.8830 shares of Gannett Common Stock per MEDS, (b) if the Maturity Price is less than $74.89 but is greater than the Initial Price, a fractional share of Gannett Common Stock per MEDS so that the value of such fractional share at the Maturity Price equals the Initial Price and (c) if the Maturity Price is less than or equal to the Initial Price, one share of Gannett Common Stock per MEDS. The "Maturity Price" means the average Closing Price (as defined herein) per share of Gannett Common Stock on the 3 Trading Days (as defined herein) immediately prior to (but not including) the date of maturity. Accordingly, holders of the MEDS will not necessarily receive an amount equal to the Initial Price thereof. The MEDS will be an unsecured obligation of J.P. Morgan ranking pari passu with all of its other unsecured and unsubordinated indebtedness. See "Description of the MEDS."

The MEDS will be represented by Global Securities registered in the name of the nominee of The Depository Trust Company, which will act as the Depository. Interests in the MEDS represented by Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its direct and indirect participants. Except as described herein, MEDS in definitive form will not be issued. Settlement for the MEDS will be made in immediately available funds. The MEDS will trade in the Depository's Same-Day Funds Settlement System and secondary market trading activity for the MEDS will therefore settle in immediately available funds. All payments of principal and interest will be made by J.P. Morgan in immediately available funds or the equivalent.

For a discussion of certain United States federal income tax consequences for holders of MEDS, see "Certain United States Federal Income Tax
Considerations."

Gannett is not affiliated with J.P. Morgan and has no obligations with respect to the MEDS. See "Risk Factors + No Affiliation Between J.P. Morgan and Gannett."

"MEDS" and "Mandatorily Exchangeable Debt Securities" are service marks of J.P. Morgan & Co.

Gannett Common Stock is traded on the NYSE under the symbol "GCI". The MEDS will not be listed or traded on any securities exchange or trading market.

PROSPECTIVE INVESTORS ARE ADVISED TO CONSIDER CAREFULLY THE INFORMATION CONTAINED UNDER "RISK FACTORS".

THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER FEDERAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                Price to     Underwriting        Proceeds to
                Public (1)   Discount            J.P. Morgan (1)(2)

Per MEDS.....    100%           .0038%              99.62%
Total .......  $13,225,000   $50,000.00          $13,175,000.00

(1) Plus accrued interest, if any, from February 27, 1996 to the date of delivery.

The MEDS are offered subject to receipt and acceptance by J.P. Morgan & Co. (the "Underwriter"), to prior sales and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the MEDS will be made at the office of J.P. Morgan & Co. Incorporated, 60 Wall Street, New York, New York, or through the facilities of The Depository Trust Company, on or about February 27, 1996.

J.P. Morgan & Co.

The date of this Prospectus Supplement is February 21, 1996

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE MEDS AND THE GANNETT COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

J.P. Morgan hereby incorporates by reference in this Prospectus Supplement J.P. Morgan's Annual Report on Form 10-K for the year ended December 31, 1994 (included in its Annual Report to Stockholders), J.P. Morgan's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995, and J.P. Morgan's Reports on Form 8-K dated January 12, 1995, February 14, 1995, February 27, 1995, April 13, 1995, May 23, 1995, June 21, 1995, July 13, 1995, July 18, 1995, October
12, 1995, December 13, 1995, December 14, 1995, January 11, 1996, and
February 6, 1996, heretofore filed pursuant to Section 13 of the 1934 Act.

In addition, all reports and definitive proxy or information statements filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the MEDS shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

J.P. Morgan will provide without charge to each person, including any beneficial owner, to whom this Prospectus Supplement is delivered, on the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written requests should be directed to the Office of the Secretary, J.P. Morgan & Co. Incorporated, 60 Wall Street, New York, New York 10260-0060. Telephone requests may be directed to (212) 648-1440.

                                RISK FACTORS

As described in more detail below, the trading price of the MEDS may vary considerably prior to maturity (including by acceleration or otherwise, "Maturity") due to, among other things, fluctuations in the price of Gannett Common Stock and other events that are difficult to predict and beyond J.P. Morgan's control.

Comparison to Other Debt Securities

The terms of the MEDS differ from those of ordinary debt securities in that the amount that a holder of the MEDS will receive upon mandatory exchange of the principal amount thereof at Maturity is not fixed, but is based on the price of the Gannett Common Stock as specified in the Exchange Rate (as defined under "Description of the MEDS"). There can be no assurance that such amount receivable by such holder upon exchange at Maturity will be equal to or greater than the Initial Price of the MEDS. For example, if the Maturity Price of the Gannett Common Stock is less than the Initial Price, such amount receivable upon exchange will be less than the Initial Price paid for the MEDS, in which case an investment in MEDS would result in a loss.

In addition, the opportunity for equity appreciation afforded by an investment in the MEDS is less than the opportunity for equity appreciation afforded by an investment in the Gannett Common Stock because the amount receivable by holders of the MEDS upon exchange at Maturity will only exceed the Initial Price of such MEDS if the Maturity Price exceeds the Threshold Appreciation Price of $74.89 (as defined under "Description of the MEDS"), which represents an appreciation of 13.25% of the Initial Price. Moreover, holders of the MEDS will only be entitled to receive upon exchange at Maturity 88.30% of any appreciation of the value of Gannett Common Stock in excess of the Threshold Appreciation Price. Because the price of the Gannett Common Stock is subject to market fluctuations, the value of the Gannett Common Stock (or, at the option of J.P. Morgan, the amount of cash) received by a holder of MEDS upon exchange at Maturity, determined as described herein, may be more or less than the Initial Price of the MEDS.

Relationship of MEDS and Gannett Common Stock

The market price of MEDS at any time is affected primarily by changes in the price of Gannett Common Stock. As indicated in "Price Range and Dividend History of Gannett Common Stock" herein, the price of Gannett Common Stock has been volatile during certain recent periods.

It is impossible to predict whether the price of Gannett Common Stock will rise or fall. Trading prices of Gannett Common Stock will be influenced by Gannett's operational results and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally, the stock exchanges or quotation systems on which Gannett Common Stock is traded and the market segment of which Gannett is a part. Trading prices of Gannett Common Stock may also be influenced if J.P. Morgan or other persons hereafter issue securities with terms similar to those of the MEDS or if J.P. Morgan otherwise transfers shares of Gannett Common Stock owned by J.P. Morgan. As of February 21, 1996, a wholly owned subsidiary of J.P. Morgan held approximately 150,000 shares of Gannett Common Stock. See "Gannett Co., Inc." However, the Indenture does not contain any restriction on the disposition of such stock by J.P. Morgan, and no such shares of Gannett Common Stock will be pledged or otherwise held in escrow for use at Maturity of the MEDS. See "Description of the MEDS--General".


Dilution of Gannett Common Stock

The amount that holders of the MEDS are entitled to receive upon the mandatory exchange at Maturity is subject to adjustment for certain events arising from stock splits and combinations, stock dividends and certain other actions of Gannett that modify its capital structure, such as certain issuances of rights or warrants. See "Description of the MEDS--Dilution Adjustments." Such amount to be received by such holders upon exchange at Maturity may not be adjusted for other events, such as offerings of Gannett Common Stock for cash or in connection with acquisitions, that may adversely affect the price of Gannett Common Stock and, because of the relationship of such amount to be received upon exchange to the price of Gannett Common Stock, such other events may adversely affect the trading price of the MEDS. See "Gannett Co., Inc." There can be no assurance that Gannett will not make offerings of Gannett Common Stock or take such other action in the future or as to the amount of such offerings, if any. In addition, until such time, if any, as J.P. Morgan shall deliver shares of Gannett Common Stock to holders of the MEDS at Maturity thereof, holders of the MEDS will not be entitled to any rights with respect to Gannett Common Stock (including, without limitation, the exercise of voting rights and the right to receive any dividends or other distributions in respect thereof).


No Affiliation Between J.P. Morgan and Gannett

As of February 21, 1996, a wholly owned subsidiary of J.P. Morgan held approximately 150,000 shares of Gannett Common Stock, with sole voting and investment power over all such shares. However, J.P. Morgan may at any time to the extent legally permitted purchase, sell or enter into any other transactions related to Gannett Common Stock without restriction.

J.P. Morgan is not affiliated with Gannett and, although J.P. Morgan has no knowledge that any of the events described in the preceding subsection not heretofore publicly disclosed by Gannett are currently being contemplated by Gannett or of any event that would have a material adverse effect on Gannett or on the price of Gannett Common Stock, such events are beyond J.P. Morgan's ability to control and are difficult to predict.

Gannett has no obligations with respect to the MEDS, including any obligation to take the needs of J.P. Morgan or of holders of the MEDS into consideration for any reason. Gannett will not receive any of the proceeds of the offering of the MEDS made hereby and is not responsible for, and has not participated in, the determination or calculation of the amount receivable by holders of the MEDS at Maturity. Gannett is not involved with the administration or trading of the MEDS and has no obligations with respect to the amount receivable by holders of the MEDS at Maturity.

Possible Illiquidity of the Secondary Market

It is not possible to predict how the MEDS will trade in the secondary market or whether such market will be liquid or illiquid. MEDS are novel and innovative securities and there is currently no secondary market for the MEDS. The Underwriter currently intends, but is not obligated, to make a market in the MEDS. There can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the holders of the MEDS with liquidity of investment or that it will continue for the life of the MEDS.

The MEDS will not be listed or traded on any securities exchange or trading market. Thus, pricing information for the MEDS may be more difficult to obtain than if the MEDS were listed or traded on a securities exchange or trading market.


Uncertain United States Federal Income Tax Characterization of MEDS

As discussed below, although J.P. Morgan initially intends to treat each of the MEDS as a debt instrument with contingent interest, in light of the absence of direct authority on the proper characterization of the MEDS, the Internal Revenue Service (the "IRS") may apply, and may require J.P. Morgan and/or holders of MEDS to apply, a different characterization. Such alternate characterization may be materially less favorable for holders of MEDS for United States federal income tax purposes than the characterization to be applied initially by J.P. Morgan. See "Certain United States Federal Income Tax Considerations" below.


                        J.P. MORGAN & CO. INCORPORATED

J.P. Morgan, whose origins date to a merchant banking firm founded in London in 1838, is the holding company for a group of global subsidiaries that provide a wide range of financial services to corporations, governments, financial institutions, institutional investors, professional firms, privately held companies, nonprofit organizations, and financially sophisticated individuals. J.P. Morgan's activities are summarized in the accompanying Prospectus.

As used in this Prospectus Supplement, unless the context otherwise requires, the term "J. P. Morgan" refers to J.P. Morgan & Co. Incorporated and its consolidated and unconsolidated subsidiaries.

                                USE OF PROCEEDS

The net proceeds (after use of proceeds for hedging purposes described below) to be received by J.P. Morgan from the sale of the MEDS will be used for general corporate purposes, including investment in equity and debt securities and interest-bearing deposits of subsidiaries. Pending such use, J.P. Morgan may temporarily invest the net proceeds or may use them to reduce short-term indebtedness.

From time to time after the initial offering and prior to the Maturity of the MEDS, depending on market conditions (including the market price of Gannett Common Stock), subsidiaries of J.P. Morgan may use the remainder of the proceeds to be received by J.P. Morgan from the sale of MEDS to engage in dynamic hedging techniques and may take long or short positions in Gannett Common Stock, in listed or over-the-counter options contracts in, or other derivative or synthetic instruments related to, the Gannett Common Stock.


                               GANNETT CO., INC.

According to publicly available documents, Gannett Co., Inc., a Delaware corporation ("Gannett"), is a diversified information company whose primary business segments are newspaper publishing (including ownership of USA TODAY), broadcasting and outdoor advertising. Gannett is subject to the informational requirements of the Exchange Act. Accordingly, Gannett files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of Gannett's registration statements, reports, proxy statements and other information may be inspected and copied at certain offices of the Commission.

This Prospectus Supplement relates only to the MEDS offered hereby and does not relate to the Gannett Common Stock. All disclosures contained in this Prospectus Supplement regarding Gannett are derived from the publicly available documents described in the preceding paragraph. J.P. Morgan has not participated in the preparation of such documents and has not made any due diligence inquiry with respect to the information provided therein. There can be no assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of Gannett Common Stock have been publicly disclosed. Because the principal amount of the MEDS payable at maturity is related to the trading price of Gannett Common Stock, such events, if any, would also affect the trading price of the MEDS.

J.P. Morgan or one or more affiliates may presently be engaged or may from time to time engage in business with Gannett, including extending loans to or making equity investments in Gannett or providing advisory services (such as merger and acquisition advisory services) to Gannett. In the course of such actions, J.P. Morgan or such affiliates may acquire non-public information with respect to Gannett. Additionally, J.P. Morgan or its affiliates may publish research reports with respect to Gannett. However, J.P. Morgan does not make any representation to any purchaser of MEDS with respect to any matters whatsoever relating to Gannett. Any prospective purchaser of MEDS should undertake an independent investigation of Gannett to make an informed decision with respect to a potential investment in Gannett Common Stock.

                       PRICE RANGE AND DIVIDEND HISTORY
                            OF GANNETT COMMON STOCK

Gannett is listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "GCI". The following table sets forth, for the periods indicated, the high and low sales prices of the Gannett Common Stock as reported on the NYSE Composite Tape and cash dividends per share of Gannett Common Stock.

                          HIGH           LOW          Dividends
1994
  First Quarter         $59.000       $50.375          $0.33
  Second Quarter         54.500        49.125           0.33
  Third Quarter          51.750        47.375           0.34
  Fourth Quarter         54.000        46.125           0.34

1995
  First Quarter         $55.000       $49.500          $0.34
  Second Quarter         56.735        51.125           0.34
  Third Quarter          56.735        52.500           0.35
  Fourth Quarter         64.875        52.625           0.35

1996
  First quarter         $68.000       $59.000            ++
 (through February
 20)

J.P. Morgan makes no representation as to the amount of dividends, if any, that Gannett will pay in the future. In any event, holders of MEDS will not be entitled to receive any dividends that may be payable on Gannett Common Stock until such time as J.P. Morgan, if it so elects, delivers Gannett Common Stock at Maturity of the MEDS, and then only with respect to dividends having a record date on or after the date of delivery of such Gannett Common Stock. See "Description of the MEDS."

Although historical data with respect to Gannett Common Stock is included in these offering materials, investors should understand that historical performance should not be taken as an indication of future performance, and no assurance can be given, and none is intended to be given, that the future performance of Gannett Common Stock will reflect past performance.

                            DESCRIPTION OF THE MEDS

The following description of the particular terms of the MEDS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made.

General

The MEDS are a single series of Debt Securities (as defined in the Prospectus), to be issued under an indenture dated as of August 15, 1982, and all indentures supplemental thereto, including the First Supplemental Indenture dated as of May 5, 1986, and the Second Supplemental Indenture dated as of February 27, 1996 (collectively referred to as the "Indenture"), between J.P. Morgan and First Trust of New York, National Association, successor to Chemical Bank (formerly Manufacturers Hanover Trust Company), as trustee (the "Trustee").

The MEDS will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of J.P. Morgan. The aggregate number of MEDS to be issued will be 150,000. The MEDS will mature on February 27, 1998. In the future J.P. Morgan may issue additional Debt Securities or other securities with terms similar to those of the MEDS.

Each MEDS, which will be issued with a principal amount of $66.125, will bear interest at the annual rate of 4.50% of the Initial Price per annum (or $2.98 per annum) from February 21, 1996, or from the most recent Interest Payment Date to which interest has been paid or provided for until the principal amount thereof is exchanged at Maturity pursuant to the terms of the MEDS. Interest on the MEDS will be payable quarterly in arrears on each February 27, May 27, August 27 and November 27, commencing May 27, 1996 (each, an "Interest Payment Date"), to the persons in whose names the MEDS are registered at the close of business on the last day of the calendar month immediately preceding such Interest Payment Date, provided that interest payable at Maturity shall be payable to the person to whom the principal is payable. Interest on the MEDS will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day (as defined below), the interest payment to be made on such Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment.

At Maturity (including as a result of acceleration or otherwise), the principal amount of each MEDS will be mandatorily exchanged by J.P. Morgan into a number of shares of Gannett Common Stock at the Exchange Rate (as defined below), and, accordingly, holders of the MEDS will not necessarily receive an amount equal to the Initial Price thereof. The "Exchange Rate" is equal to, subject to adjustment as a result of certain dilution events (see "Dilution Adjustments" below), (a) if the Maturity Price (as defined below) per share of Gannett Common Stock is greater than or equal to $74.89 per share of Gannett Common Stock (the "Threshold Appreciation Price"), 0.8830 shares of Gannett Common Stock per MEDS, (b) if the Maturity Price is less than the Threshold Appreciation Price but is greater than the Initial Price, a fractional share of Gannett Common Stock per MEDS so that the value of such fractional share (determined at the Maturity Price) is equal to the Initial Price and (c) if the Maturity Price is less than or equal to the Initial Price, one share of Gannett Common Stock per MEDS. No fractional shares of Gannett Common Stock will be issued at Maturity, as provided under "+Fractional Shares" below. Notwithstanding the foregoing, J.P. Morgan may, at its option in lieu of delivering shares of Gannett Common Stock, deliver cash in an amount equal to the value at the Maturity Price of such number of shares of Gannett Common Stock. On or prior to the seventh Business Day prior to February 27, 1998, J.P. Morgan will notify The Depository Trust Company and the Trustee stating whether the principal amount of each MEDS will be exchanged for shares of Gannett Common Stock or cash. If J.P. Morgan elects to deliver shares of Gannett Common Stock, the shares which are delivered to the holders of the MEDS which are not affiliated with Gannett shall be free of any transfer restrictions, and the holders of the MEDS will be responsible for the payment of any and all brokerage costs upon the subsequent sale of such shares.

The "Maturity Price" is defined as the average Closing Price per share of Gannett Common Stock on the 3 Trading Days immediately prior to (but not including) the Maturity date. The "Closing Price" of any security on any date of determination means the closing sale price (or, if no closing price is reported, the last reported sale price) of such security on the NYSE on such date or, if such security is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which such security is so listed, or if such security is not so listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System, or, if such security is not so reported, the last quoted bid price for such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or, if such bid price is not available, the market value of such security on such date as determined by a nationally recognized independent investment banking firm retained for such purpose by J.P. Morgan. A "Trading Day" is defined as a day on which the security the Closing Price of which is being determined (A) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (B) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of such security. "Business Day" means any day, other than a Saturday or Sunday, on which banking institutions in The City of New York are open for business.

For illustrative purposes only, the following chart shows the number of shares of Gannett Common Stock or the amount of cash that a holder of MEDS would receive for each MEDS at various Maturity Prices. The table assumes that there will be no adjustments to the Exchange Rate described under "+Dilution Adjustments" below. There can be no assurance that the Maturity Price will be within the range set forth below. Given the Initial Price of $66.125 per MEDS and the Threshold Appreciation Price of $74.89, a MEDS holder would receive at Maturity the following number of shares of Gannett Common Stock or amount of cash (if J.P. Morgan elects to pay the MEDS in cash):


    Maturity Price        Number of
      of Gannett       Shares of Gannett
     Common Stock        Common Stock           Amount of Cash


      $50.000             1.0000                   $50.000

      $66.125             1.0000                    66.125

      $70.000             1.0000                    66.125

      $74.890             0.8830                    66.125

      $85.000             0.8830                    75.060


Interest on the MEDS will be payable, and delivery of Gannett Common Stock (or, at the option of J.P. Morgan, its cash equivalent) in exchange for the MEDS at Maturity will be made upon surrender of such MEDS, at the office or agency of J.P. Morgan maintained for such purposes; provided that payment of interest may be made at the option of J.P. Morgan by check mailed to the persons in whose names the MEDS are registered at the close of business on the last day of the calendar month immediately preceding the applicable Interest Payment Date. See "Book-Entry System." Initially such office will be at the principal corporate trust office of the Trustee.

The MEDS will be transferable at any time or from time to time at the aforementioned office. No service charge will be made to the holder for any such transfer except for any tax or governmental charge incidental thereto.

The Indenture does not contain any restriction on the ability of J.P. Morgan to sell, pledge or otherwise convey all or any portion of the Gannett Common Stock held by it, and no such shares of Gannett Common Stock will be pledged or otherwise held in escrow for use at Maturity of the MEDS. Consequently, in the event of a bankruptcy, insolvency or liquidation of J.P. Morgan, the Gannett Common Stock, if any, owned by J.P. Morgan will be subject to the claims of the creditors of J.P. Morgan. In addition, as described herein, J.P. Morgan will have the option, exercisable in its sole discretion, to satisfy its obligations pursuant to the mandatory exchange for the principal amount of each MEDS at Maturity by delivering to holders of the MEDS either the specified number of shares of Gannett Common Stock or cash in an amount equal to the value of such number of shares at the Maturity Price. In the event of such a sale, pledge or conveyance, a holder of the MEDS may be more likely to receive cash in lieu of Gannett Common Stock. As a result, there can be no assurance that J.P. Morgan will elect at Maturity to deliver Gannett Common Stock or, if it so elects, that it will use all or any portion of its current holdings of Gannett Common Stock to make such delivery. Consequently, holders of the MEDS will not be entitled to any rights with respect to Gannett Common Stock (including, without limitation, the exercise of voting rights and any right to receive any dividends or other distributions in respect thereof) until such time, if any, as J.P. Morgan shall have delivered shares of Gannett Common Stock to holders of the MEDS at Maturity thereof.

Dilution Adjustments

The Exchange Rate is subject to adjustment if Gannett shall (i) pay a stock dividend or make a distribution with respect to Gannett Common Stock in shares of such stock, (ii) subdivide or split its outstanding shares of Gannett Common Stock, (iii) combine its outstanding shares of Gannett Common Stock into a smaller number of shares, (iv) issue by reclassification of its shares of Gannett Common Stock any shares of common stock of Gannett, (v) issue rights or warrants to all holders of Gannett Common Stock entitling them to subscribe for or purchase shares of Gannett Common Stock at a price per share less than the market price at such time of the Gannett Common Stock (other than rights to purchase Gannett Common Stock pursuant to a plan for the reinvestment of dividends or interest) or (vi) pay a dividend or make a distribution to all holders of Gannett Common Stock of evidences of its indebtedness or other assets (excluding any dividends or distributions referred to in clause (i) above and any cash dividends other than any Extraordinary Cash Dividends) or issue to all holders of Gannett Common Stock rights or warrants to subscribe for or purchase any of its securities (other than those referred to in clause (v) above). In the case of the events referred to in clauses (i), (ii), (iii) and (iv) above, the Exchange Rate in effect immediately prior to such event shall each be adjusted so that the holder of any MEDS shall thereafter be entitled to receive, upon mandatory exchange of the principal amount of such MEDS at Maturity, the number of shares of Gannett Common Stock which such holder would have been entitled to receive immediately following any such event had such MEDS been exchanged immediately prior to such event or any record date with respect thereto. In the case of the event referred to in clause (v) above, the Exchange Rate shall be adjusted by multiplying the Exchange Rate in effect immediately prior to the date of issuance of the rights or warrants referred to in clause
(v) above by a fraction, the numerator of which shall be the sum of the number of shares of Gannett Common Stock outstanding on the date of issuance of such rights or warrants immediately prior to such issuance plus the number of additional shares of Gannett Common Stock offered for subscription or purchase pursuant to such rights or warrants, and the denominator of which shall be the sum of the number of shares of Gannett Common Stock outstanding on the date of issuance of such rights or warrants immediately prior to such issuance plus the number of additional shares of Gannett Common Stock which the aggregate offering price of the total number of shares of Gannett Common Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at the market price (determined as the average Closing Price per share of Gannett Common Stock on the 3 Trading Days immediately prior to the date such rights or warrants are issued), which shall be determined by multiplying such total number of shares by the exercise price of each such right or warrant and dividing the product so obtained by such market price. To the extent that shares of Gannett Common Stock are not delivered after the expiration of such rights or warrants, the Exchange Rate shall be readjusted to the Exchange Rate which would then be in effect had such adjustments for the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Gannett Common Stock actually delivered. In the case of the event referred to in clause (vi) above, the Exchange Rate shall be adjusted by multiplying the Exchange Rate in effect on the record date, by a fraction, the numerator of which shall be the market price per share of the Gannett Common Stock on the record date for the determination of stockholders entitled to receive the dividend or distribution referred to in clause (vi) above (such market price being the average Closing Price per share of Gannett Common Stock on the 20 Trading Days immediately prior to such record date) and the denominator of which shall be such market price per share of Gannett Common Stock less the fair market value (as determined by a nationally recognized independent investment banking firm retained for such purpose by J. P. Morgan) as of such record date of the portion of the assets or evidences of indebtedness so distributed or of such subscription rights or warrants applicable to one share or Gannett Common Stock. As used herein, an "Extraordinary Cash Dividend" means, with respect to any one-year period, all cash dividends on the Gannett Common Stock during such period to the extent such dividends exceed on a per share basis 10% of the average price of the Gannett Common Stock over such period (less any such dividends for which a prior adjustment to the Exchange Rate was previously made). All adjustments to the Exchange Rate will be calculated to the nearest 1/10,000th of a share of Gannett Common Stock (or if there is not a nearest 1/10,000th of a share, to the next lower 1/10,000th of a share). No adjustment in the Exchange Rate shall be required unless such adjustment would require an increase or decrease of at least one percent therein; provided, however, that any adjustments which by reason of the foregoing are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

In the event of (A) any consolidation or merger of Gannett, or any surviving entity or subsequent surviving entity of Gannett (a "Gannett Successor"), with or into another entity (other than a merger or consolidation in which Gannett is the continuing corporation and in which the Gannett Common Stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of Gannett or another corporation),
(B) any sale, transfer, lease or conveyance to another corporation of the property of Gannett or any Gannett Successor as an entirety or substantially as an entirety, (C) any statutory exchange of securities of Gannett or any Gannett Successor with another corporation (other than in connection with a merger or acquisition) or (D) any liquidation, dissolution or winding up of Gannett or any Gannett Successor (any such event, a "Reorganization Event"), the Exchange Rate used to determine the amount payable upon exchange at Maturity for each MEDS will be adjusted to provide that each holder of MEDS will receive at Maturity cash in an amount equal to (a) if the Transaction Value (as defined below) is greater than or equal to the Threshold Appreciation Price, 0.8830 multiplied by the Transaction Value, (b) if the Transaction Value is less than the Threshold Appreciation Price but greater than the Initial Price, the Initial Price and (c) if the Transaction Value is less than or equal to the Initial Price, the Transaction Value. As used herein, "Transaction Value" means (i) for any cash received in any such Reorganization Event, the amount of cash received per share of Gannett Common Stock, (ii) for any property other than cash or securities received in any such Reorganization Event, an amount equal to the market value at Maturity of such property received per share of Gannett Common Stock as determined by a nationally recognized independent investment banking firm retained for such purpose by J.P. Morgan and (iii) for any securities received in any such Reorganization Event, an amount equal to the average Closing Price per share of such securities on the 3 Trading Days immediately prior to Maturity multiplied by the number of such securities received for each share of Gannett Common Stock. Notwithstanding the foregoing, in lieu of delivering cash as provided above, J.P. Morgan may at its option deliver an equivalent value of securities or other property received in such Reorganization Event, determined in accordance with clause (ii) or (iii) above, as applicable. If J.P. Morgan elects to deliver securities or other property, holders of the MEDS will be responsible for the payment of any and all brokerage and other transaction costs upon the sale of such securities or other property. The kind and amount of securities into which the MEDS shall be exchangeable after consummation of such transaction shall be subject to adjustment as described in the immediately preceding paragraph following the date of consummation of such transaction.

J.P. Morgan is required, within ten Business Days following the occurrence of an event that requires an adjustment to the Exchange Rate (or if J.P. Morgan is not aware of such occurrence, as soon as practicable after becoming so aware), to provide written notice to the Trustee of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the Exchange Rate was determined and setting forth the revised Exchange Rate.


Fractional Shares

No fractional shares of Gannett Common Stock will be issued if J.P. Morgan exchanges the MEDS for shares of Gannett Common Stock. In lieu of any fractional share otherwise issuable in respect of all MEDS of any holder which are exchanged at Maturity, such holder shall be entitled to receive an amount in cash equal to the value of such fractional share at the Maturity Price.


Redemption

The MEDS are not subject to redemption prior to Maturity.


Merger and Consolidation

J.P. Morgan may consolidate or merge with or into any other corporation or association, and J.P. Morgan may sell or transfer all or substantially all of its property or assets to any corporation or association, provided that (i) the corporation (if other than J.P. Morgan) or association formed by or resulting from any such consolidation or merger or which shall have received such property or assets shall assume the payment at maturity to holders of MEDS and interest on the MEDS and the performance and observance of all the terms, covenants and conditions of the MEDS to be performed or observed by J.P. Morgan and (ii) J.P. Morgan or such successor corporation shall not immediately thereafter be in default under the terms of the MEDS.


Modification and Waiver

Modification and amendment of certain provisions of the MEDS may be effected by J.P. Morgan without the consent of any of the holders of the outstanding MEDS affected thereby to: (i) evidence succession of another corporation or association to J.P. Morgan and the assumption by such a party of the obligations of J.P. Morgan under the MEDS in the event of a merger, consolidation or sale of assets in accordance with the terms of the MEDS;
(ii) add further covenants, restrictions or conditions for the protection of holders of the MEDS; or (iii) cure ambiguities or correct the MEDS in case of defects or inconsistencies in the provisions thereof or to supplement with such other provisions, so long as any such cure, correction or supplement does not adversely affect the interest of the holders of the MEDS in any material respect. In no event may J.P. Morgan, without the consent of the holder of each outstanding MEDS affected thereby, extend the maturity of any MEDS, or reduce the rate or extend the time of payment of interest thereon, or reduce the payment due at maturity thereof, or make the payment due at maturity or interest thereon payable in any coin, currency or property other than as provided in the MEDS.


Events of Default

An Event of Default (as defined in the Indenture) with respect to the MEDS will be: (a) default for 30 days in payment of any interest on the MEDS; (b) default in the payment of the amount due at maturity; (c) default by J.P. Morgan in the performance of any other covenant or warranty contained in the MEDS, which continues for 90 days after receipt of written notice given by either the Trustee or the holders of at least 25% in principal amount of the MEDS outstanding; or (d) certain events of bankruptcy or reorganization of J.P. Morgan. If an Event of Default described in clause (a), (b) or (c) above shall have occurred and be continuing, either the Trustee or the holders of at least 25% in principal amount of the MEDS outstanding may declare the principal of all outstanding MEDS and the interest accrued thereon, if any, to be due and payable immediately. If an Event of Default described in clause
(d) above shall have occurred and be continuing, either the Trustee or the holders of MEDS that, together with holders of all other Debt Securities under the Indenture, hold at least 25% in principal amount (in the case of MEDS, as determined at the time thereof) of all Debt Securities then outstanding (voting as one class) may declare the principal of all Debt Securities then outstanding (including the MEDS) and the interest accrued thereon, if any, to be due and payable immediately. Upon certain conditions, such declarations may be annulled and past defaults (except for defaults in the payment of principal of, or interest on, the MEDS) may be waived by the holders of a majority in principal amount of the MEDS then outstanding.

The holders of a majority in principal amount of the MEDS shall have the right to direct the time, method and place of conducting any proceeding for any remedy with respect to the MEDS available to the Trustee under the Indenture, subject to certain limitations specified therein, provided that the holders of MEDS shall have offered to the Trustee reasonable indemnity against expenses and liabilities.

Book-Entry System

It is expected that the MEDS will be issued in the form of one or more global securities (the "Global Securities") deposited with The Depository Trust Company (the "Depositary") and registered in the name of a nominee of the Depositary.

The Depositary has advised J.P. Morgan and the Underwriter as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. The Depositary was created to hold securities of persons who have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of certificates. Such participants include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Upon the issuance of a Global Security, the Depositary or its nominee will credit the respective MEDS represented by such Global Security to the accounts of participants. The accounts to be credited shall be designated by the Underwriter. Ownership of beneficial interests in such Global Securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary or its nominee for such Global Securities. Ownership of beneficial interests in such Global Securities by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the MEDS for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Securities will not be entitled to have the MEDS registered in their names, will not receive or be entitled to receive physical delivery of the MEDS in definitive form and will not be considered the owners or holders thereof under the Indenture.

Payment of principal of and any interest on the MEDS registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security. None of J.P. Morgan, the Trustee, any Paying Agent or any securities registrar for the MEDS will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

J.P. Morgan expects that the Depositary, upon receipt of any payment of principal or interest in respect of a permanent Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary. J.P. Morgan also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

A Global Security may not be transferred except as a whole by the Depositary to a nominee or a successor of the Depositary. If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by J.P. Morgan within ninety days, J.P. Morgan will issue MEDS in definitive registered form in exchange for the Global Security representing such MEDS.

Notwithstanding the foregoing, J.P. Morgan may at any time (including at the time of original issuance of the MEDS) and in its sole discretion determine not to have any MEDS represented by one or more Global Securities and, in such event, will issue MEDS in definitive form in exchange for all of the Global Securities representing the MEDS. Further, if J.P. Morgan so specifies with respect to the MEDS, an owner of a beneficial interest in a Global Security representing MEDS may, on terms acceptable to J.P. Morgan and the Depositary for such Global Security, receive MEDS in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of MEDS represented by such Global Security equal in number to that represented by such beneficial interest and to have such MEDS registered in its name.


Regarding the Trustee

The Trustee, First Trust of New York, National Association, has its principal corporate trust office at 100 Wall Street, Suite 1600, New York, New York, 10005.


           CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


The following is a summary of certain U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source (any of the foregoing, a "U.S. person") who is the beneficial owner of a MEDS (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the MEDS. This summary is based on current U.S. federal income tax law and on the advice of Cravath, Swaine & Moore, special tax counsel to J.P. Morgan. However, in the absence of clear authority (as discussed below), neither J.P. Morgan nor Cravath, Swaine & Moore makes any representation as to the U.S. federal income tax consequences to any purchaser or holder of MEDS.

This summary deals only with holders who are initial holders of the MEDS and who will hold the MEDS as capital assets. It does not address tax considerations applicable to investors that may be subject to special U.S. federal income tax treatment, such as dealers in securities or persons holding the MEDS as a position in a "straddle" (within the meaning in Section 1092 of the Internal Revenue Code of 1986, as amended (the "Code")), as part of a "conversion transaction" (within the meaning of Section 1258 of the Code) or as part of a "synthetic security" or other integrated investment, and does not address the consequences under state, local or foreign law.

No statutory, judicial or administrative authority directly addresses the characterization of the MEDS or instruments similar to the MEDS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the MEDS are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the MEDS and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR

(INCLUDING A TAX-EXEMPT INVESTOR) IN THE MEDS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE MEDS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS.

In the absence of clear authority, J.P. Morgan will treat the MEDS as contingent debt instruments with interest accruing (and currently taxable to holders) at the stated coupon rate. Holders of MEDS may be required to take the same position on their tax returns unless appropriate disclosures are made that a different position is being taken. Under this approach:

          (1) a U.S. Holder would be required to include such interest in income as it is paid or accrued, in accordance with the U.S. Holder's method of accounting; and

          (2) at the Maturity of the MEDS, a U.S. Holder would have income or loss equal to the difference between (i) the fair market value of Gannett Common Stock or amount of cash received by such Holder and (ii) such Holder's cost of the MEDS; it is expected that any such income would be ordinary interest income rather than capital gain, and that any such loss would be a capital loss;

          (3) upon the sale or other disposition of the MEDS, a U.S. Holder would have gain or loss equal to the difference between the amount realized and such Holder's cost of the MEDS; any such gain is expected to be capital gain but may be ordinary income, and any such loss would be a capital loss; and

          (4) any capital gain or loss realized by a U.S. Holder (whether at Maturity or upon disposition of the MEDS) will be long-term capital gain or loss if the MEDS were held for more than one year at the time of disposition or Maturity.

However, in the absence of authority concerning the proper tax treatment of the MEDS, no assurance can be provided that the above tax characterization would be accepted by the IRS or upheld by a court. As a result, different tax consequences may apply. For example, (i) as indicated above, gain on disposition of the MEDS may be ordinary income rather than capital gain, (ii) a U.S. Holder might be required to accrue interest income at a rate greater than the stated rate on the MEDS, and have less income or gain (or a greater loss) upon disposition or Maturity of the MEDS, or (iii) all or part of the stated interest on the MEDS might be treated as a nontaxable return of capital, increasing the amount of income or gain (or decreasing the loss) upon disposition or Maturity of the MEDS. If clause (ii) or (iii) is applicable, a U.S. Holder's tax basis for the MEDS wold be their original cost, increased by accruals of income and decreased by payments of interest.

In connection with clause (ii) of the preceding paragraph, recently proposed Treasury Regulations would require the accrual of interest income on the MEDS based on the projected yield to maturity of the MEDS. The projected yield would take into account a projected payment at Maturity (based upon forward pricing for Gannett Common Stock). This method might result in an annual inclusion of income at a rate in excess of the stated rate of interest on the MEDS. An adjustment would be made at Maturity to reflect the actual payment on the MEDS as compared to the projected payment. Moreover, any gain on the sale of the MEDS would be ordinary income. These proposed regulations by their terms only apply to debt issued at least 60 days after publication of final regulations, and therefore would not apply to the MEDS. However, no assurance can be given that the IRS or the courts would not apply the principles of the regulations to the MEDS.


Non-United States Persons

In the case of a holder of MEDS that is not a U.S. person, payments made with respect to the MEDS should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the MEDS by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.


Backup Withholding and Information Reporting

A holder of MEDS may be subject to information reporting and to backup withholding at a rate of 31 percent of certain amounts paid to the holder unless such holder provides proof of an applicable exemption or correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.


                                 UNDERWRITING

J.P. Morgan & Co. (the "Underwriter") has agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase all the MEDS from J.P. Morgan.

J.P. Morgan has been advised that the Underwriter proposes to offer the MEDS to the public initially at the offering price set forth on the cover of this Prospectus Supplement and to certain dealers at such price less a selling concession of $[ ] per MEDS; that the Underwriter may allow, and each such dealer may reallow, to other dealers a concession not exceeding $[ ] per MEDS; and that, after the initial public offering, such public offering price and such concession and reallowance may be changed.

J.P. Morgan has agreed in the Underwriting Agreement to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriter may be required to make in respect thereof.

J.P. Morgan has been advised by the Underwriter that it may make a market in the MEDS; however, J.P. Morgan cannot provide any assurance that a secondary market for the MEDS will develop.

This Prospectus Supplement and the Prospectus may be used by direct or indirect wholly-owned subsidiaries of J.P. Morgan in connection with offers and sales related to secondary market transactions in the MEDS. Such subsidiaries may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of a sale.

The Underwriter is an indirect wholly-owned subsidiary of J.P. Morgan. The offer and sale of the MEDS by the Underwriter will comply with the requirements of Schedule E ("Schedule E") of the Bylaws of the National Association of Securities Dealers, Inc. (the "NASD") regarding underwriting of securities of an affiliate.


                                LEGAL OPINIONS

The validity of the MEDS will be passed upon for J.P. Morgan by Margaret M. Foran, Vice President, Assistant General Counsel and Assistant Secretary of J.P. Morgan, and for the Underwriter by Cravath, Swaine & Moore. Certain tax matters with respect to the MEDS will also be passed upon by Cravath, Swaine & Moore. Cravath, Swaine & Moore has represented and continues to represent J.P. Morgan from time to time in other matters. Ms. Foran owns or has the right to acquire a number of shares of common stock of J.P. Morgan equal to or less than 0.01% of the outstanding common stock of J.P. Morgan.


                                   EXPERTS

The financial statements incorporated by reference in the Annual Report on Form 10-K of J.P. Morgan for the year ended December 31, 1994 (included in J.P. Morgan's Annual Report to Stockholders), are incorporated by reference in this Prospectus Supplement in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.